UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K    [ ] Form 20-F     [ ] Form 11-K     [ ] Form 10-Q
             [ ] Form 10-D    [ ] Form N-SAR    [ ] Form N-CSR

                       For Period Ended: December 31, 2008

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR

                For the Transition Period Ended: ________________


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                Not Applicable


PART I - REGISTRANT INFORMATION

                             BKF Capital Group, Inc.
                          -----------------------------
                             Full Name of Registrant


          1 North Federal Highway, Suite 201, Boca Raton, Florida 33432
--------------------------------------------------------------------------------
                      Address of Principal Executive Office

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b) The subject annual report or semi-annual report, transition report on Form 10-K or portion thereon will be filed on or before the fifteenth calendar day following the prescribed due date;

[ ]      (c) The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

     BKF Capital Group, Inc. (the "Company") is not able to timely filing its annual report on Form 10-K for the year ended December 31, 2008 without unreasonable effort and expense, as a result of certain open matters relating to the accountant's review of the financial statements to be included in the annual report on Form 10-K for the year ended December 31, 2008.

     The Company will file its Form 10-K for the year ended December 31, 2008 within the next fifteen days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    Steven N. Bronson        (561) 362-4199
                -------------------------------------------------
                         (Name)              (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                             [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             BKF Capital Group, Inc.
                          -----------------------------

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2009

                                              By: /s/ Steven N. Bronson
                                                  ----------------------------
                                                  Steven N. Bronson, President